UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, D.C. 20549

					FORM 12B-25

				NOTIFICATION OF LATE FILING


[] Form 10-KSB [] Form 20-F [] Form 11-K [X] Form 10-QSB []Form N-SAR

For the Period Ended: March 31, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                 Flexxtech Corporation

Former Name if Applicable:               Infinite Technology Corporation

Address of Principal Executive Office:   100 Mill Plain Road,Third Floor

City, State, and Zip Code:               Danbury, CT 06811


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this Form could not be without unreasonable effort or expense;

[X]	(b) The subject annual or transition report on Form 10-K, Form 20-F,
Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) the accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly report on Form 10-Q for the period ending September 30, 2002 within the prescribed time period because the Registrant is in the process of compiling its records for the quarter.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                      Michael Novielli
                      100 Mill Plain Rd
                      Danbury, CT 06811
                       (203)-791-3838

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s): [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof Yes [] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                              Flexxtech Corporation
                 ---------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                           /s/ Michael Novielli
Date: May 13, 2003                      ------------------------
                                   By: Michael Novielli, Chairman